          ------------------------------------------------------------
          ------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
                          PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             WALL DATA INCORPORATED
                           (NAME OF SUBJECT COMPANY)

                       NETMANAGE ACQUISITION CORPORATION
                                NETMANAGE, INC.
                                   (BIDDERS)

                           COMMON STOCK, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   932045107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  CLIFF MOORE
                                NETMANAGE, INC.
                             10725 N. DEANZA BLVD.
                          CUPERTINO, CALIFORNIA 95014
                                 (408) 973-7171
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO:
                               MICHAEL J. DANAHER
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                          PALO ALTO, CALIFORNIA 94304
                                 (650) 493-9300

          ------------------------------------------------------------
          ------------------------------------------------------------

     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on October 27, 1999, relating to the offer by NetManage Acquisition Corporation (the "Purchaser"), a wholly-owned subsidiary of NetManage, Inc., to purchase all outstanding shares of common stock (the "Shares") of Wall Data Incorporated, a Washington corporation (the "Company"), at a price of $9.00 per share, net to the seller in cash, without interest thereon, upon the terms and conditions set forth in the Offer to Purchase dated October 27, 1999, and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.


(a)(1)  Amended Offer to Purchase.*


---------------
* Supersedes Offer to Purchase, dated October 27, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 29, 1999

                                  NETMANAGE ACQUISITION CORPORATION

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                  NETMANAGE, INC.

                                  By: /s/ GARY ANDERSON
                                     -------------------------------------------

                                  Name: Gary Anderson
                                       -----------------------------------------

                                  Title: Chief Financial Officer
                                      ------------------------------------------

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                     DESCRIPTION OF DOCUMENT
-------  ------------------------------------------------------------
(a)(1)   Amended Offer to Purchase.*


---------------
* Supersedes Offer to Purchase, dated October 27, 1999.